FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For December 31, 2007

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044 and 333-133330) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

CONTENTS

Results of Annual General Meeting of Shareholders

At the annual general meeting of the shareholders (the “Meeting”) of BluePhoenix Solutions Ltd., (the “Company”), held today, the shareholders voted on items 1-5, 7 and 8.

Resolution regarding Item 6 – the appointment of Mr. Kilman, the Company’s Chief Executive Officer, as the Chairman of the Board of Directors of the Company, for a period of three years commencing on the date of the Annual Meeting was postponed to an adjourned meeting to be held on Monday, January 7, 2008, at 10:00 A.M., Israel time, at the offices of the Company, 8 Maskit Street, Herzlia, Israel. The proposed resolution is more fully set forth in Item 6 of the proxy statement dated November 26, 2007 issued on Form 6-K.

At the Annual Meeting, the shareholders voted on the proposed resolutions set forth in the proxy statement, as follows:

(1)	Mr. Arie Kilman, Mr. Shai Beilis, and Mr. Aaron Crystal were elected to serve as members of the Board of Directors of the Company until the next annual general meeting.

(2)	Ms. Amira Berokovitz-Amir has been re-elected to serve as outside director of the Company for an additional three-year term, in addition to one outside director currently serving on the Board;

(3)	The Company’s auditor, Ziv Haft, was reappointed as the Company’s independent auditor of the Company for a period ending on the date of the next annual general meeting;

(4)	The payment of compensation to Shai Beilis, a non-employee director, and grant of Restricted Share Units (“RSU”) to each of Mr. Shai Beilis and the outside directors was approved;

(5)	The compensation of Mr. Kilman, the Chief Executive Officer of the Company, including grant of RSU, as approved by the Audit Committee and the Board of Directors, was approved.

(6)	The procurement of a “Run-Off” insurance policy for directors and officers of the Company was approved.

(7)	The amendment of Article 21 of the Articles of Association of the Company was not approved by the required majority.

(8)	The appointment of Mr. Kilman, the Company’s Chief Executive Officer, as a Class I Director was not approved by the required majority.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz General Counsel

Dated: December 31, 2007